SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copies of the disclosure letters that we
filed today with the Securities and Exchange
Commission and the Philippine Stock Exchange which
is an update to our disclosure on May 30, 2016
regarding the acquisition by PLDT and Globe
Telecom, Inc., on a 50-50 basis, of the entire
issued and outstanding capital of: (a) Vega
Telecom, Inc., which holds the telecommunications
assets of San Miguel Corporation through its
subsidiaries, (b) Bow Arken Holding Company,
parent company of New Century Telecoms, Inc., and
(c) Brightshare Holdings, Inc., parent company of
eTelco, Inc., which separately hold additional
spectrum frequencies through their respective
subsidiaries.

Exhibit 1

13 June 2016

The Philippine Stock Exchange, Inc.
3/F, Tower One and Exchange Plaza,
Ayala Triangle, Ayala Avenue, Makati City, 1226

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Mr. J.V. B. Zuño III

OIC, Head, Disclosure Department

Gentlemen:

This relates to our disclosure on May 30, 2016 regarding the acquisition by PLDT and Globe Telecom, Inc. (“Globe”), on a 50-50 basis, of the entire issued and outstanding capital of: (a) Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation (“SMC”) through its subsidiaries, (b) Bow Arken Holding Company, parent company of New Century Telecoms, Inc., and (c) Brightshare Holdings, Inc., parent company of eTelco, Inc., which separately hold additional spectrum frequencies through their respective subsidiaries (respectively, the “VTI Transaction”, “Bow Arken Transaction” and “Brightshare Transaction” and, collectively, the “Transactions”). On the same date, the parties to the Transactions submitted separate notices of each of the Transactions (respectively, the “VTI Notice”, the “Bow Arken Notice” and the “Brightshare Notice” and, collectively, the “Notices”) to the Philippine Competition Commission (the “Commission”) pursuant to the Philippine Competition Act (the “PCA”), and Circular No. 16-001 and Circular No. 16-002 issued by the Commission (the “Circulars”). As stated in the Notices, upon receipt by the Commission thereof, each of the Transactions shall be deemed approved in accordance with the Circulars.

In the interest of transparency, we disclose that PLDT and the other relevant parties to the Transactions recently received separate letters from the Commission which essentially stated the Commission’s determination, including the basis thereof, that: (a) with respect to the Vega Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the Vega Transaction is not “deemed approved” by the Commission, and the missing key terms of the transactions are critical since the Commission considers certain agreements as prohibited or illegal; and (b) with respect to the Bow Arken Transaction and the Brightshare Transaction, the compulsory notification under the Circulars do not apply and even assuming the Circulars apply, the Bow Arken Notice and Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC Letter articulating our position that the VTI Notice is adequate, complete, sufficient and compliant with the requirements under the Circulars, and does not contain any false material information; as such, the VTI Transaction enjoys the benefits of Section 23 of the PCA. Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the Commission. Moreover, the parties have taken all necessary steps to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition and will not violate the PCA. As we have previously disclosed, each of PLDT and Globe have caused the relevant subsidiaries of the acquired companies (the “Spectrum Holders”) to relinquish certain frequencies in the 700 MHz, 850 MHz, 2500 MHz and 3500 MHz bands and return these to the Government through the National Telecommunications Commission (“NTC”), which, together with the frequencies already held by the NTC, allow for a third party operator to enter the market. PLDT and Globe also agreed to the co-use of certain frequency bands retained by the Spectrum Holders. Both the co-use arrangement between PLDT and Globe and the return of certain frequencies mentioned above were approved by the NTC, which has regulatory and supervisory powers over the parties to the Transactions and with mandate to ensure a healthy competitive environment in the telecommunications industry. In approving the co-use arrangement, the NTC gave effect to the declared national policy that “government shall allocate the spectrum to service providers who will use it efficiently and effectively to meet public demand for telecommunications service” and that government “may avail of new and cost effective technologies in the use of methods for its utilization.” (See R.A. No. 7925, sec. 4(c))

With access to the additional frequencies, particularly the 700 MHz frequency, PLDT will be able to provide faster, reliable, and affordable internet access services for the benefit of its customers and the public at large, as well as attractive mobile connectivity and digital services at affordable prices.

Notwithstanding our belief on the strength and merits of our position that the Transactions are deemed approved and not subject to retroactive review by the Commission, we have, as a gesture of good faith and in the spirit of cooperation, voluntarily submitted to the Commission certain agreements pertaining to the Transactions, for their information and reference, subject to confidentiality.

Thank you.

Very truly yours,

/s/Melissa V. Vergel De Dios
MELISSA V. VERGEL DE DIOS
First Vice President and
Head – Investor Relations

Exhibit 1

June 13, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a copy of our letter to the PSE dated June 13, 2016,  which is an update to our disclosure on May 30, 2016 regarding the acquisition by PLDT and Globe Telecom, Inc., on a 50-50 basis, of the entire issued and outstanding capital of: (a) Vega Telecom, Inc., which holds the telecommunications assets of San Miguel Corporation through its subsidiaries, (b) Bow Arken Holding Company, parent company of New Century Telecoms, Inc., and (c) Brightshare Holdings, Inc., parent company of eTelco, Inc., which separately hold additional spectrum frequencies through their respective subsidiaries.

Very truly yours,

/s/Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,807 As of May 31, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 13, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Asssitant Corporate Secretary

Date: June 13, 2016